

Mail Stop 4631

October 21, 2016

<u>Via E-mail</u>
Christopher W. Jensen
Chief Financial Officer
Celanese Corporation
222 West Las Colinas Boulevard
Suite 900N
Irving, Texas 75039-5421

> **Re: Celanese Corporation**
> **Form 8-K Filed July 25, 2016**
> **Response Dated October 4, 2016**
> **File No. 1-32410**

Dear Mr. Jensen:

We have reviewed your October 4, 2016 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

1. We note your response to comment 4 in our letter dated September 26, 2016. Please provide a description of what the material line items represent along with a discussion of the material components of those line items that reconcile to the adjusted tax rate in future filings.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Robert Shapiro, Staff Accountant, at (202) 551-3273 with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

Office of Manufacturing and
Construction